Exhibit 1

Trading Symbols (TSX-V: LM; OTCQB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Third Quarter Ended September 30, 2016

November 28, 2016

LINGO MEDIA CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2016

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of September 30, 2016, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended September 30, 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may", "will", "should", "could", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or ”us”) is a global EdTech company that is ‘Changing the way the world learns English’, developing and marketing products for learners of English through various life stages, from classroom to boardroom. By integrating education and technology, the company empowers English language educators to easily transition from traditional teaching methods to digital learning.

The Company provides both online and print-based solutions through two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (Lingo Learning”). ELL Technologies provides online training and assessment for English language learning. Lingo Learning is a print-based publisher of English language learning textbook programs in China.

Lingo Media has formed successful relationships with key government and industry organizations internationally, with a particularly strong presence in Latin America and China, and continues to both extend its global reach and expand its product offerings.

Operational Highlights

The Company had a decline in revenue in its Online English Language Learning division during the third quarter of 2016. Lingo Media has established a qualified sales team headed by Laurent Glorieux who recently joined the company and has developed a sales pipeline which did not convert into sales contracts during the quarter. The nature of our business is such that revenues are recognized upon signing of a contract, delivery of the software and customer acceptance and sign-off. The lower level of revenue in Q3-16 is a result of delays in signing sales contracts and delivery of the software. The Company is confident that it can close a significant portion of its sales pipeline but cannot forecast the exact timing of such closings and delivery.

The high level and aging of the accounts receivable is attributed to one major customer upgrading and implementing new computer systems and another customer awaiting project completion and sign off which has resulted in delayed collections.

●	Online English Language Learning:

☑	Entered into a sales contract with Universidad de San Martin de Porres in Peru through Telefonica

☑	Entered into a sales contract with Certus, an educational institution in Peru through Telefonica

☑	Entered into a sales contract with Universidad Da Vinci to teach English to teachers in Mexico

☑	Continued marketing and selling, English for Success, a series of lessons and activities derived from ELL Library as a premium solution for governments and other institutions

●	Print-Based English Language Learning:

☑	Continued expanding the market for PEP Primary English and Starting Line programs with People’s Education Press in China

Corporate Highlights

☑	Appointed Laurent Glorieux to lead sales team and expansion into Asia, North America and the Middle East

Our web-based online English language learning division is ELL Technologies Ltd. (“ELL Technologies”) and our print-based English language learning textbook publishing division is Lingo Learning Inc. (“Lingo Learning”).

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	3

Online English Language Learning

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, Master, Business and English For Success in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

At the time of the acquisition, ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past few years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the company to teach the world English. As a result of ongoing investment in product development, we are able to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table” below:

The horizontal axis contains our product line and correlates to the vertical axis which contains the ages and levels of proficiency that the product has been designed for.

To summarize our 2016 product development achievements to date, we have:

●	Completed the development of ELL Studio

●	Continuing to advance development of English Academy

●	Initiated development of Phase II of our Learning Management System

●	Completed development of English For Success – new young adult learning content from pre-A1 to B2 under the Common European Framework of Reference

●	Continuing to add content and resources to our digital library

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	4

Our products have been designed for our proprietary Learning Management System which completes the suite of products and allows ELL Technologies to market and sell to academic institutions, governments and corporations. Educators who license the platform will be able to easily create, convert, edit, and arrange lessons and courses as they see fit.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 570 million units from its library of program titles.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreements between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales. In addition, PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are not able to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo and Speak2Me into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the online courses to the end client through its distributor and when collectability is reasonably assured.

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	5

Overall Performance

During the quarter ended September 30, 2016, Lingo Media recorded revenues of $152,657 as compared to $1,203,201 in 2015. Net loss was $(581,710) for the third quarter of 2016 as compared to net profit of $694,300 in 2015. Total comprehensive loss was $(563,241) as compared to total comprehensive income of $631,730 in 2015. At the same time, the Company’s selling general and administrative costs was $374,950 a 10% increase compared to $340,691 in 2015. Lingo Media recorded share-based payments of $nil as compared to $10,483 in 2015. In addition, cash used in operations during the period was $806,881 as compared to $138,764 cash generated from operation activities in 2015.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $105,879 for the quarter period, compared to $1,164,046, for the same period in 2015. The decline in revenue in its Online English Language Learning division during the third quarter of 2016 was due to delays in contract signings and delivery. The nature of our business is such that revenues are recognized upon signing of a contract, delivery of the software and customer acceptance and sign-off. Going forward, Lingo Media has established a qualified sales team headed by Laurent Glorieux that has developed a sales pipeline. The Company is confident that it can close a significant portion of its sales pipeline but cannot forecast the exact timing of such closings and delivery.

 Print-Based English Language Learning

Lingo Media earned royalty revenue of $46,778 for the three month period ended in 2016 compared to $39,155 in 2015 from People’s Education Press and People’s Education & Audio Visual Press, an increase of 19%.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning remain strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market notes Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion by 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasts digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2016, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region, and represents a particularly strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is largely concentrated in Europe, the Middle East and Africa (45 per cent of revenues or US$1.04-billion) and the Asia Pacific region (35 per cent of revenues or US$825-million).

Lingo Media is well positioned to take advantage of the market opportunity for teaching English in Latin America and Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	6

General Financial Condition

As at September 30, 2016 Lingo Media had a working capital of $3,435,273 compared to a working capital of $1,246,064 as at September 30, 2015. Total comprehensive loss for the quarter ended September 30, 2016 was $563,241compared to total comprehensive income $631,730 for the period ended September 30, 2015.

Financial Highlights

The Quarter Ended September 30	2016	2015
Revenue
Print-Based English Language Learning	$46,778	$39,155
Online English Language Learning	105,879	1,164,046
	152,657	1,203,201
Net Profit/(Loss) for the Period	(581,710)	694,300
Total Comprehensive Income/(Loss)	(563,241)	631,730
Earnings (Loss) per Share	$(0.016)	$0.023
Total Assets	6,956,250	4,634,562
Working Capital	3,435,273	1,246,064
Cash Generated / (Used) from Operations	$(806,881)	$138,764

The Company had cash on hand as at September 30, 2016 of $348,839 (2015 - $139,042) and accounts and grants receivable of $2,575,816 and continues to rely on its revenues from its recurring publishing royalty stream and its online English language learning licensing revenue to fund its operations.

Results of Operations

During the period, Lingo Media earned $105,879 in online licensing sales revenue as compared to $1,164,046 in 2015. The decline in revenue in its Online English Language Learning division during the third quarter of 2016 was due to delays in contract signings and delivery. The nature of our business is such that revenues are recognized upon signing of a contract, delivery of the software and customer acceptance and sign-off. Going forward, Lingo Media has established a qualified sales team headed by Laurent Glorieux that has developed a sales pipeline. The Company is confident that it can close a significant portion of its sales pipeline but cannot forecast the exact timing of such closings and delivery.

Revenues from Print-Based English language learning for the period were $46,779 compared to $39,155 in 2015. Direct costs associated with publishing revenue are relatively modest and has been consistent throughout the years.

Selling, General and Administrative

Selling, general and administrative expenses were $374,950 compared to $340,691 in 2015. Selling, general and administrative expenses for the two segments are segregated below.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	7

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $113,237 in 2015 to $120,421 in 2016 primarily due to the increase in administrative expenses and professional fees offset by an increase in government grants. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2016	2015
Sales, marketing & administration	$24,889	$10,540
Management fees and salaries	82,230	75,957
Travel	10,514	11,467
Premises	26,779	27,738
Shareholder services	23,785	28,356
Professional fees	20,256	4,179
Less: Grants	(68,032)	(45,000)
	$120,421	$113,237

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $254,529 for the period compared to $227,454 in 2015. Selling, general and administrative costs for this business unit increased in 2016 as compared to 2015, which included an increase of management fees and salaries for sales team and offset by a reduction in shareholder services. The following is a breakdown of selling, general and administrative costs directly related to online English language learning:

	2016	2015
Sales, marketing & administration	$44,254	$57,640
Management fees and salaries	146,261	11,026
Travel	11,838	4,587
Premises	12,000	12,000
Shareholder services	31,331	118,964
Professional fees	8,846	23,237
	$254,529	$227,454

Total Selling, General and Administrative Expenses	$374,950	$340,691

Net Income

Total comprehensive loss for the Company was ($563,241) for the quarter ended September 30, 2016 as compared to total comprehensive income of $ 631,730 in 2015. This result can be attributed to the two operating segments as shown below:

Online ELL	2016	2015
Revenue	$105,879	$1,164,046
Expenses:
Direct costs	63,625	100,172
General & administrative	254,529	227,454
Amortization of property & equipment	6	1,638
Amortization of development costs	271,989	165,339
Income taxes and other taxes	102	-
	590,251	494,603
Segmented Profit /(Loss) - Online ELL	$(484,372)	$669,443

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	8

	2016	2015
Print-Based ELL
Revenue	$46,778	$39,155
Expenses:
Direct costs	21,524	21,592
General & administrative	120,421	113,237
Amortization of property & equipment	870	703
Income taxes and other taxes	7,852	6,108
	150,667	141,640
Segmented Profit/(loss) – Print-Based ELL	$(103,889)	$(102,485)

Total Segmented Profit / (Loss)	$(588,261)	$566,958

Other
Foreign exchange	$11,110	$175,335
Interest and other financial expenses	(4,559)	(37,510)
Share based payment	-	(10,483)
Other comprehensive income (loss)	18,469	(62,570)
	25,020	64,772
Total Comprehensive Income/ (loss)	$(563,241)	$631,730

Foreign Exchange

The Company recorded foreign exchange gain of $11,110 as compared to $175,335 in 2015, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-Based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $nil compared to $10,483 during 2015.

Net Profit/Loss for the Period

The Company reported a net loss of $(581,710) for the period as compared to a net profit of $694,300 in 2015.

Total Comprehensive Income/Loss

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain. The Company reported a total comprehensive loss of $(563,241) for the quarter ended September 30, 2016, as compared to total comprehensive income of $631,730 in 2015.

Summary of Quarterly Results

	Q4-15	Q1-16	Q2-16	Q3-16
Revenue	$1,276,248	$756,858	$1,549,397	$152,657
Income / (Loss) Before Taxes and Other Comprehensive Income	793,683	63,503	767,805	(581,710)
Total Comprehensive Income / (Loss)	602,819	111,788	624,319	(563,241)
Earnings/ (Loss) per Share	$0.02	$0.00	$0.02	$(0.016)
	Q4-14	Q1-15	Q2-15	Q3-15
Revenue	$1,176,066	$651,627	$1,794,659	$1,203,201
Income / (Loss) Before Taxes and Other Comprehensive Income	286,673	232,580	1,115,675	694,300
Total Comprehensive Income / (Loss)	344,096	146,598	993,552	631,730
Earnings / (Loss) per Share	$0.01	$0.01	$0.04	$(0.03)

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	9

Liquidity and Capital Resources

As at September 30, 2016, the Company had cash of $348,839 compared to $139,042 in 2015. Accounts and grants receivable of $2,575,816 were outstanding at the end of the period compared to $2,277,971 in 2015. With 40% of the receivables from PEP with a historic 120 day collection cycle and the balance due from ELL Technologies customers, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $3,898,044 (2015 - $2,728,806) with current liabilities of $462,771 (2015 - $1,482,742) resulting in working capital of $3,435,273 (2015 - $1,246,064).

The Company receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company has access to working capital through equity and/or debt financings, if required to finance its growth plans.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2016	$89,711
2017	184,555
2018	193,111
2019	193,111
2020	193,111
Thereafter	22,430

Transactions with Related Parties

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation for the nine month period was $97,500 (2015 – $95,752) and is reflected in sales general and administrative expenses as consulting fees paid to corporations owned by a director and officers of the Company. $65,728 (2015 – $199,837) is unpaid and included in accounts payable.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	10

The Company charged $11,957 (2015 - $Nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

Included in loans payable are loans amounting to $Nil (2015 – $480,000) were due to related parties.

Additional Disclosure

Intangibles

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	$7,781,611	$1,477,112	$-	$9,258,723
Additions	586,360	-	813,393	1,399,754
Effect of foreign exchange	21,952	-	-	21,952
Cost, September 30, 2015	8,389,923	1,477,112	813,393	10,680,429
Additions	196,585	-	475,102	671,687
Effect of foreign exchange	44,498	-	-	44,498
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	462,031	-	962,706	1,424,737
Effect of foreign exchange	(15,529)	-	-	(15,529)
Cost, September 30, 2016	9,077,508	1,477,112	2,251,201	12,805,821

Accumulated depreciation, January 1, 2015	$7,053,835	$1,357,290	$-	$8,411,125
Charge for the period	356,413	119,822	43,534	519,769
Effect of foreign exchange	14,563	-	-	14,563
Accumulated depreciation, September 30, 2015	7,424,811	1,477,112	43,534	8,945,458
Charge for the period	153,953	-	47,998	201,951
Effect of foreign exchange	43,461	-	-	43,461
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the period	470,977	-	272,449	743,426
Effect of foreign exchange	(14,541)	-	-	(14,541)
Accumulated depreciation, September 30, 2016	$8,078,661	$1,477,112	$363,981	$9,919,754

Net book value, December 31, 2015	$1,008,781	-	$1,196,963	$2,205,744
Net book value, September 30, 2016	$998,847	-	$1,887,720	$2,886,067

In 2016, the Company continued the redesign and upgrade of its ELL Technologies’ suite of products and invested $1,424,737 (2015 - $1,399,754). The ELL Technologies’ suite of products includes seven different products, each designed to suit the needs of different demographic groups. Although the full suite of products are not yet complete, the Company has started the commercial production and sale of three of these products.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	11

Property and Equipment

Cost, January 1, 2015	$173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	4,665
Cost, September 30, 2015	186,625
Additions	-
Disposal	-
Effect of foreign exchange	1,796
Cost, December 31, 2015	188,421
Additions	8,636
Effect of foreign exchange	(2,520)
Cost, September 30, 2016	194,537

Accumulated depreciation, January 1, 2015	$148,873
Charge for the period	6,237
Disposal	(4,046)
Effect of foreign exchange	4,394
Accumulated depreciation, September 30, 2015	155,458
Charge for the period	2,342
Disposal	-
Effect of foreign exchange	1,742
Accumulated depreciation, December 31, 2015	159,542
Charge for the period	4,904
Effect of foreign exchange	(2,430)
Accumulated depreciation, September 30, 2016	$162,016

Net book value, January 1, 2015	$24,806
Net book value, December 31, 2015	$28,879
Net book value, September 30, 2016	$32,521

Disclosure of Outstanding Share Data

As of November 28, 2016, the following are outstanding:

Common Shares:	35,529,192
Warrants:	Nil
Stock Options:	2,705,835

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	12